SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement  |  Lisbon  |  20 April 2010

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that Credit Suisse Group AG (“CSG”) now holds more than 2% (two percent) of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the purchase by CSG of 496,893 (four hundred ninety six thousand and eight hundred ninety three) PT ordinary shares made on 13 April 2010, in an over-the-counter transaction. As a result of such transaction, CSG now holds a total of 18,244,676 (eighteen million, two hundred forty four thousand and six hundred and seventy six) ordinary shares representing 2.035% (two point zero three five percent) of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that such holding is attributed to CSG through the following legal entities:

1              Voting rights held by Credit Suisse

•              Credit Suisse AG: 3,348,415 ordinary shares representing 0.373% of the share capital and voting rights in PT;

•              Credit Suisse International: 3,363 ordinary shares representing 0.00038% of the share capital and voting rights in PT;

•              Credit Suisse Securities (USA) LLC: 3,050,419 ordinary shares representing 0.34% of the share capital and voting rights in PT;

•              Credit Suisse France: 306,239 ordinary shares representing 0.0342% of the share capital and voting rights in PT;

•              Credit Suisse Italy SpA: 205,835 ordinary shares representing 0.023% of the share capital and voting rights in PT.

2              Voting rights held on behalf of Credit Suisse clients:

•              Credit Suisse AG: 2,305,325 ordinary shares representing 0.257% of the share capital and voting rights in PT;

•              Clariden Leu AG: 41,952 ordinary shares representing 0.00468% of the share capital and voting rights in PT;

•              Credit Suisse (UK) Ltd: 11,190 ordinary shares representing 0.00125% of the share capital and voting rights in PT;

•              Credit Suisse Luxembourg SA: 1,073,500 ordinary shares representing 0.12% of the share capital and voting rights in PT;

•              Credit Suisse Madrid Branch: 210,996 ordinary shares representing 0.0235% of the share capital and voting rights in PT;

•              Credit Suisse (Deutschland) AG: 13,454 ordinary shares representing 0.0015% of the share capital and voting rights in PT;

•              Credit Suisse France: 1,704 ordinary shares representing 0.00019% of the share capital and voting rights in PT;

•              Credit Suisse Italy SpA: 216,511 ordinary shares representing 0.0242% of the share capital and voting rights in PT;

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

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•              Credit Suisse Luxembourg: 4,750 ordinary shares representing 0.00053% of the share capital and voting rights in PT;

•              Credit Suisse Monaco: 5,275 ordinary shares representing 0.00059% of the share capital and voting rights in PT;

•              Credit Suisse Singapore: 52,700 ordinary shares representing 0.00588% of the share capital and voting rights in PT;

•              Credit Suisse Securities (Europe) Ltd: 811,322 ordinary shares representing 0.0905% of the share capital and voting rights in PT;

•              Neue Aargauer Bank: 5,885 ordinary shares representing 0.00066% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from Credit Suisse Securities (Europe) Limited, with registered office at One Cabot Square, London E14 4QJ,United Kingdom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.